UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                              TechTeam Global, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   878311 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:
   Seth W. Hamot                                     Jeffrey R. Katz, Esq.
   Roark, Rearden & Hamot, LLC                       Ropes & Gray LLP
   420 Boylston Street                               One International Place
   Boston, MA 02116                                  Boston, MA 02110
   (617) 595-4400                                    (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 6, 2009
                -------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                   -------------------
 CUSIP No. 878311 10 9                                     Page 2 of 7 Pages
-----------------------                                   -------------------

--------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON: Seth W. Hamot

--------------------------------------------------------------------------------
                                                                     (a) [ ]
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b) [ ]

--------------------------------------------------------------------------------
   3.      SEC USE ONLY

--------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                 A United States Citizen
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER
     NUMBER OF                 1,319,274
      SHARES      --------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER
     OWNED BY                  -0-
       EACH       --------------------------------------------------------------
     REPORTING      9.    SOLE DISPOSITIVE POWER
      PERSON                   1,319,274
       WITH       --------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,319,274
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [ ]
           CERTAIN SHARES*
--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  12.1%(1)
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*
                  IN, HC
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,884,023 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2008.

                                  SCHEDULE 13D

-----------------------                                   -------------------
 CUSIP No. 878311 10 9                                     Page 3 of 7 Pages
-----------------------                                   -------------------

--------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON: Costa Brava Partnership III L.P.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
                                                                     (a) [ ]
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b) [ ]
--------------------------------------------------------------------------------
   3.      SEC USE ONLY

--------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                 A Delaware Limited Partnership
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER
     NUMBER OF                 1,319,274
      SHARES      --------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER
     OWNED BY                  -0-
       EACH       --------------------------------------------------------------
     REPORTING      9.    SOLE DISPOSITIVE POWER
      PERSON                   1,319,274
       WITH       --------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,319,274
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [ ]
           CERTAIN SHARES*
--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  12.1%(1)
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*
                  PN
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,884,023 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2008.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                   -------------------
 CUSIP No. 878311 10 9                                     Page 4 of 7 Pages
-----------------------                                   -------------------

--------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
                                                                     (a) [ ]
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b) [ ]

--------------------------------------------------------------------------------
   3.      SEC USE ONLY

--------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                 A Delaware Limited Liability Company
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
     NUMBER OF               1,319,274
      SHARES     ---------------------------------------------------------------
   BENEFICIALLY    8.    SHARED VOTING POWER
     OWNED BY                -0-
       EACH      ---------------------------------------------------------------
     REPORTING     9.    SOLE DISPOSITIVE POWER
      PERSON                 1,319,274
       WITH      ---------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,319,274
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [ ]
           CERTAIN SHARES*
--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  12.1%(1)
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*
                  OO - Other
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,884,023 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2008.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                   -------------------
 CUSIP No. 878311 10 9                                     Page 5 of 7 Pages
-----------------------                                   -------------------

--------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON: Andrew R. Siegel

--------------------------------------------------------------------------------
                                                                     (a) [ ]
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b) [ ]

--------------------------------------------------------------------------------
   3.      SEC USE ONLY

--------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS*
           WC, PF
--------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                 A United States Citizen
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
     NUMBER OF               1,360,391(1)
      SHARES     ---------------------------------------------------------------
   BENEFICIALLY    8.    SHARED VOTING POWER
     OWNED BY                  -0-
       EACH      ---------------------------------------------------------------
     REPORTING     9.    SOLE DISPOSITIVE POWER
      PERSON                   1,360,391(2)
       WITH      ---------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,360,391(1)
--------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [ ]
           CERTAIN SHARES*
--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  12.5%(2)
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*
                  IN, HC
--------------------------------------------------------------------------------

(1) Mr. Siegel has the sole power to vote and sole power to dispose of 41,117 shares of Common Stock and may be deemed to beneficially own 1,319,274 shares of Common Stock held by Costa Brava Partnership III LP, Roark, Rearden & Hamot, LLC and Mr. Hamot.

(2) The percentage ownership is based upon 10,884,023 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2008.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 8 TO SCHEDULE 13D
                         -------------------------------

                              TechTeam Global, Inc.

      This amendment ("Amendment No. 8") amends the Schedule 13D previously filed on December 16, 2005, as amended by Amendment No. 1 filed on December 20, 2005, Amendment No. 2 filed January 9, 2006, Amendment No. 3 filed February 24, 2006, Amendment No. 4 filed on March 9, 2006, Amendment No. 5 filed May 11, 2006, Amendment No. 6 filed August 15, 2006, and Amendment No. 7 filed January 12, 2009 by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden & Hamot, LLC, Seth W. Hamot, and Andrew R. Siegel with the Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of TechTeam Global, Inc., a Delaware corporation (the "Issuer").

Item 4. Purpose of Transaction.
        ----------------------

      This Item 4 is hereby amended by adding the following:

   On February 6, 2009, Costa Brava sent to the Secretary of the Issuer a letter requesting that the Governance and Nominating Committee of the Issuer consider the following persons as nominees for directors of the Board at the next annual meeting of the shareholders: Charles Frumberg, Seth W. Hamot, James A. Lynch, Dov H. Scherzer and Andrew R. Siegel.

   On February 11, 2009 and after discussions with Costa Brava, the Issuer notified Costa Brava that, at a Board meeting on that date, the Issuer's board expanded the board to ten directors and appointed Messrs. Hamot, Frumberg and Lynch as directors of the Issuer. Messrs. Hamot, Lynch and Frumberg were also appointed to serve on the Issuer's Governance and Nominating Committee.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

   (a) Costa Brava, Roark, Rearden & Hamot, LLC and Mr. Hamot are the beneficial owners of 1,319,274 shares of Common Stock (approximately 12.1% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q for the quarter ended September 30, 2008). Mr. Siegel is the beneficial owner of 1,360,391 shares of Common Stock (approximately 12.5% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q for the quarter ended September 30, 2008).

   (b) Costa Brava, Roark, Rearden & Hamot, LLC, and Mr. Hamot have the sole power to vote and sole power to dispose of 1,319,274 shares of Common Stock. Mr. Siegel has the sole power to vote and sole power to dispose of 41,117 shares of Common Stock and may be deemed to beneficially own 1,319,274 shares of Common Stock held by Costa Brava, Roark, Rearden & Hamot, LLC and Mr. Hamot.

   (c) During the last sixty days, Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel have not purchased or sold any shares of Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

   Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

                               Page 6 of 7 Pages

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2009

                                        COSTA BRAVA PARTNERSHIP III L.P.
                                        By: Roark, Rearden & Hamot, LLC
                                               its General Partner

                                        By: /s/ Seth W. Hamot
                                            -----------------------------
                                            Seth W. Hamot
                                            President


                                        SETH W. HAMOT

                                        By: /s/ Seth W. Hamot
                                            -----------------------------
                                            Seth W. Hamot


                                        ROARK, REARDEN & HAMOT, LLC

                                        By: /s/ Seth W. Hamot
                                            -----------------------------
                                            Seth W. Hamot
                                            President


                                        ANDREW R. SIEGEL

                                        By: /s/ Andrew R. Siegel
                                            -----------------------------
                                            Andrew R. Siegel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 7 of 7 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit   Description
-------   -----------

A         Agreement Regarding the Joint Filing of Schedule 13D.

                                                                       EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2009

                                        COSTA BRAVA PARTNERSHIP III L.P.
                                        By: Roark, Rearden & Hamot, LLC
                                               its General Partner

                                        By: /s/ Seth W. Hamot
                                            -----------------------------
                                            Seth W. Hamot
                                            President


                                        SETH W. HAMOT

                                        By: /s/ Seth W. Hamot
                                            -----------------------------
                                            Seth W. Hamot


                                        ROARK, REARDEN & HAMOT, LLC

                                        By: /s/ Seth W. Hamot
                                            -----------------------------
                                            Seth W. Hamot
                                            President


                                        ANDREW R. SIEGEL

                                        By: /s/ Andrew R. Siegel
                                            -----------------------------
                                            Andrew R. Siegel